SEC MAIL PROCESSING SECTION
RECEIVED
MAR 13 2015
WASH., D.C.
201

DP 3/17

SECURITIE N

15025367

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 44331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Primex Prime Electronic Execution, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Knollwood Road, 4th Floor
(No. and Street)

Elmsford	**NY**	**10523**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wil Felix **(516) 408-7266**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP

OATH OR AFFIRMATION

I, **Wil Felix**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Primex Prime Electronic Execution, Inc.**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NORMALYN MONICA STERLING
Notary Public - State of New York
NO. 01ST6243476
Qualified in Bronx County
My Commission Expires 6/20/2015

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

Financial Statements
For the Year Ended
December 31, 2014
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Primex Prime Electronic Execution, Inc.

We have audited the accompanying financial statements of Primex Prime Electronic Execution, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Primex Prime Electronic Execution, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primex Prime Electronic Execution, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Primex Prime Electronic Execution, Inc. financial statements. The information is the responsibility of Primex Prime Electronic Execution, Inc. management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 9, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PRIMEX PRIME ELECTRONIC EXECUTION INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2014

ASSETS

Cash and cash equivalents	$	13,136
Deposit with clearing broker		15,027
Accounts receivable		156,358
Accounts receivable from broker dealers		15,863
Other assets		39,473
Advances to brokers net of allowance of $25,710		156,302
Construction materials - leasehold improvements		26,321
Office furniture and equipment, net of accumulated depreciation of $65,977		92,224
Total Assets	$	514,704

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	2,278
Commissions payable		39,636
Total Liabilities		41,914
STOCKHOLDER'S EQUITY		
Common stock, no par value; 300,000 shares Authorized; 50 shares issued and outstanding		-
Accumulated Distributions		(203,666)
Additional paid-in capital		1,099,929
Retained earnings (deficit)		(423,473)
		472,790
Total Liabilities and Stockholder's Equity	$	514,704

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Commissions	$	1,788,767
Other income		16,993
Total revenue		1,805,760
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions, compensation and benefits	$	839,392
Clearing fees		27,914
Communications		10,105
Occupancy		30,410
Other operating expenses	$	516,386
Total expenses	$	1,424,207
NET INCOME	$	381,553

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	381,554
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		18,760
Increase in accounts receivable		(78,152)
Increase in advances to brokers		(26,409)
Increase in other assets		(517)
Increase in due from clearing broker-dealers		(9,512)
Decrease in accounts and commissions payable		(19,846)
Decrease in income taxes payable		(7,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	258,878
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	$	(7,968)
Purchase of Construction Material	$	(26,321)
Investment in Art	$	(24,011)
NET CASH USED BY FINANCING ACTIVITIES:	$	(58,300)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder Distributions	$	(203,667)
NET CASH USED BY INVESTING ACTIVITIES	$	(203,667)
NET DECREASE IN CASH		(3,089)
CASH:		
Beginning of year		16,225
End of year		13,136

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Paid-in Capital	Accumulated (Deficit)	Total
Balance, December 31 2013	$ 1,099,929	$ (805,026)	$ 294,903
Distributions to Stockholders		$ (203,666)	$ (203,666)
Net income		381,553	381,553
Balance, December 31, 2014	$ 1,099,929	$ (627,139)	$ 472,790

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority. The Company's business is to act as a broker for transactions in securities.

The Company is wholly-owned by Advantage Trading, LLC ("Parent").

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Cash equivalents consist of highly liquid investments purchased with a maturity date of three months or less, that are not held for sale in the ordinary course of business.

Account Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable arising from sales of mutual funds and private placements that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Office Furniture and Equipment: Office furniture and equipment are being depreciated on a straight-line basis over estimated useful lives office to seven years.

Income Taxes: The Company's shareholder has elected to be taxed as an S Corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its shareholders and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

Date of Management's Review – Subsequent events were evaluated through March 9, 2015. which is the date the financial statements were available to be issued.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $105,781 which was $100,781 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.40 to 1.0.

NOTE 3-OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4 -LEASES

The Company leases office facilities under an operating lease. Rent expense for 2014 was approximately $30,000.

Future minimum rental payments under the office premises lease are approximately the following:

2015	$ 31,000
Total	$ 31,000

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 5- CONTINENGY

The Company is subject to arbitration and litigation in the normal course of business. At December 31, 2013, the Company was defendant in a matter in which a customer was seeking $300,000, for losses from churning and unauthorized use of margin. The company was ordered to pay the customer $138,500 during 2014. This cost is reported in the operating expenses in the statement of operations.

At December 31, 2014, the Company is not the subject of any arbitrations.

NOTE 6- CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2014 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

NOTE 7- OTHER ASSETS

Other assets includes approximately $24,000 of collectible art and objects.

NOTE 8- CONCENTRATIONS

Approximately 61% of accounts receivable represent amounts due from two customers.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2014

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

SCHEDULE I

PRIMEX PRIME ELECTRONIC EXECUTION INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

AS OF DECEMBER 31, 2014

Net Capital		
Total stockholder's equity qualified for net capital	$	472,790
Deduction for non-allowable assets:		
Other assets		(39,473)
Advances to brokers		(156,302)
Non-allowable accounts receivable		(52,689)
Property		(92,224)
Construction Materials		(26,321)
		(367,009)
Net capital before haircuts		105,781
Less haircuts		-
Net capital		105,781
Minimum net capital required		5,000
Excess capital	$	100,781
Aggregate indebtness:		
Liabilities	$	41,914
Net capital based on aggregate indebtness	$	2,794
Ratio of aggregate indebtness to net capital		.40 to 1.0

RECONCILLIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31 2014

There is no significant difference between net capital as reported in Part A of Form X-17a-5 and net capital as reported above.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Primex Prime Electronic Execution, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Primex Prime Electronic Execution, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Primex Prime Electronic Execution, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Primex Prime Electronic Execution, Inc. stated that Primex Prime Electronic Execution, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Primex Prime Electronic Execution, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Primex Prime Electronic Execution, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 9, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

PRIMEX

45 Knollwood Road
4th Floor
Elmsford, NY 10523

BROKER DEALERS ANNUAL EXEMPTION REPORT

Primex Prime Electronic Execution, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Primex Prime Electronic Execution, Inc., met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014, without exception.

Wil Felix
February 26, 2015

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Primex Prime Electronic Execution, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Primex Prime Electronic Execution, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Primex Prime Electronic Execution, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Primex Prime Electronic Execution, Inc.'s management is responsible for Primex Prime Electronic Execution, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 9, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1687*********************MIXED AADC 220
044331 FINRA DEC
PRIMEX PRIME ELECTRONIC EXECUTION INC
PRIMEX
45 KNOLLWOOD RD STE 402
ELMSFORD NY 10523-2835

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,443

B. Less payment made with SIPC-6 filed (**exclude interest**) (—)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,443

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Primex Prime Electronic Execution Inc
(Name of Corporation, Partnership or other organization)

W. Felix
(Authorized Signature)

CEO
(Title)

Dated the 25th day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,805,760
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	1,805,760
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	27914
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 453	
Enter the greater of line (i) or (ii)	453
Total deductions	309.073
2d. SIPC Net Operating Revenues	$ 1,777,393
2e. General Assessment @ .0025	$ 4,443
	(to page 1, line 2.A.)